
July 14, 2010

Via Facsimile and U.S. Mail

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

>   **Re: Waters Corporation**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-14010**

Dear Mr. Ornell:

We have reviewed your response letter dated June 18, 2010 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 11. Executive Compensation, page 81

1.   We note your response to our prior comment 12. Please confirm, that in future filings, as applicable, you will discuss and analyze how the factors you reference were used to determine the stock option grants to each named executive officer. Please also confirm, that in future filings, as applicable, you will include an analysis of where the stock option

Waters Corporation
Mr. John Ornell
July 14, 2010
Page 2

grants to each named executive officer actually fell within the targeted range to your peer group. If any of your named executive officers receive stock option grants at levels that are materially different from the targeted level of compensation, please also provide, in applicable future filings, a discussion and analysis as to why.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief